Filed by GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: September 25, 2014

The article below is an interview with Jaymin Patel and Renato Ascoli from an industry trade publication made available to employees on September 25, 2014.

GTECH: IGT Acquisition Will be Transformational
La Fleur’s Magazine, September/October Issue

With the announcement that GTECH S.p.A. would acquire IGT for $4.7 billion in cash and stock, the gaming industry was dealt a winning hand, with the potential for lotteries to cash in big. We sat down with Renato Ascoli, President, GTECH Products and Services, and Jaymin Patel, President and CEO, GTECH Americas, to discuss what the merger will mean to the lottery industry overall and specifically to GTECH customers worldwide.

“We are creating the world’s largest and most diversified gaming company, one that will be able to service our customers all over the world, from lotteries to interactive to sports betting, traditional government VLT business, and the casino business,” said Patel. “We will have a business that will generate more than $6 billion in annual revenues worldwide. I see this as a way to provide our lottery customers with even more content and ways of sharing systems.”

While company officials are excited about how the merger will transform GTECH and the industry, both Patel and Ascoli recognize that GTECH must maintain its focus on lottery customers during the integration of the two companies. “I want to say for the record that I am particularly conscious that we do not dilute the quality of service for our lottery customers,” said Patel. “We will continue to provide the same high level of service that our lottery customers have come to expect. For example, we will continue to have account development managers for all of our jurisdictions. The people our lottery clients know in marketing, technology, and operations will remain very much focused on the lottery business.”

“We must remain vigilant in making our customers know we are focused,” added Ascoli. “We will not risk any chance of distraction from the core business. It is our top priority to keep the emphasis on the customer.”

From the outside looking in, lottery clients will not see a lot of changes. “IGT and GTECH are very complementary, so there is little overlap between the two,” said Ascoli. “IGT is very strong in casino gaming, and GTECH is very strong in lottery business. IGT has a robust presence in social gaming, and GTECH has a demonstrated strength in B2C operations. GTECH has been very focused on cross-channel platforms and innovations, while IGT has maintained a leading position in casinos and social gaming content around the world.”

And this is where the payoff comes for lotteries. Thanks to the company’s reorganization in 2013, when Lottomatica Group’s formerly separate business units were brought together under the GTECH corporate brand name to become a unified, customer-facing structure, the firm has already done the hard work by creating synergistic solutions for customers.

“We used to have four different solutions with sports betting, for example: the lottery area, one in Italy, and two in the former G2 area,” said Ascoli. “With the recent reorganization, we have an increased production of content into the casino area, the VLT area, and the interactive area. The CRM platform is another example. We now have a single platform managing all of the product segments.”

Ascoli stressed that integration with IGT systems and solutions will be relatively seamless because of the way GTECH is now structured. “The whole integration will have little visible impact on our customers. There will be less work to harmonize the platforms, as much of this has been already done,” said Ascoli. “Instead, we’ll be in a position to offer, especially for lotteries in the WLA segment, only good news. All lotteries are asking for new games, new solutions, and new content. We’ll be enjoying a wider variety of ideas and brands to the whole lottery industry, so GTECH will be very much a one-stop-shop solution for lottery customers.”

One example Patel cited was the opportunity to apply ideas from IGT’s DoubleDown Interactive business to the lottery industry. “IGT has an impressive social casino business, where consumers play their casino games for free but have the option to pay to upgrade their content if they so choose,” said Patel. “IGT also has an excellent player tracking and loyalty platform that allows DoubleDown to communicate to its players. When I met with the IGT management team, I was impressed with the marketing initiatives and technologies they have developed to grow the DoubleDown base of players. I think we can apply many of these ideas to lotteries, as North American jurisdictions begin to legalize interactive gaming or simply want to offer an augmented interactive free-play experience.”

Top Three Growth Initiatives

Patel and Ascoli said GTECH’s top three growth initiatives were: 1) product innovation; 2) retail growth; and 3) interactive/mobile.

“Game development will be a core activity,” said Ascoli. “Retail expansion will be a second driver of growth, primarily by increasing the number of points of distribution particularly in the North American market. The third driver will be interactive. It is the fastest growing segment in the overall business.”

“There is tremendous potential to double lotteries’ sales and returns to good causes,” said Patel. “I believe it is a matter of widening our product offering, launching more innovative games, and providing more access for consumers to buy the product. Since 2003, the U.S. lottery industry has grown by $10 billion or more every five years.”

To drive retail growth, the company is in the process of conducting an extensive study on how GTECH can attract national retail chains to sell lottery tickets. In some cases, this may entail changes to traditional selling models. “We are going to have to reexamine the products that we offer,” stressed Patel. “We may not be able to sell in a big box store every single product that we sell in a convenience store. We may not have the traditional self-service machine. We may have to find more ways for the consumer to have a payout experience that is different from the traditional cash payout. For example, when you win a prize, the self-service machine may dispense a voucher.”

Patel noted GTECH’s experience with operator roles in Italy, Indiana, and New Jersey. “It is helping us understand what works well and, more importantly, what doesn’t work well,” he explained. “Additionally, GTECH has an 80% market share for self-service devices in North America. So we have a huge amount of experience that tells us what is working well in self-service and how we can do better. For instance, we know that consumers get upset when they win on a machine but they can’t cash it at the register. So we’re working to solve that issue. We are also looking to apply to U.S. jurisdictions the success we have enjoyed internationally with our integrated point-of-sale solution, Lottery Inside. With our Lottery Inside software, retailers can use their own network and system to sell lottery from a cash register, which is particularly attractive in multilane environments.”

The third driver—interactive—is the fastest growing segment in the new portfolio, and one that also requires a change in mindset from traditional approaches. “In the U.S., we need to adapt to global best practices on implementing interactive solutions,” said Ascoli. “This includes embracing the concepts of shared solutions and software as a service, both of which have proven to provide shared benefits as well as the necessary levels of security and performance in an economical manner.”

“I think the mobile offer will be of crucial importance,” Ascoli continued. “Mobile wagering accounts for 23% of all interactive lottery sales, and that share is expected to grow to 40% in three years’ time.”

Patel believes the U.S. lottery market has actually skipped two generations of interactive development. “I am a huge believer in rethinking our approach to the business from a technological point of view and a game point of view. Not many people are going to buy lottery tickets using their desktops, or even their tablets,” he said. “We need to focus more on mobile development. I think this will also help us to attract younger adult players.”

GTECH views lottery retail expansion and interactive development as complementary, not conflicting. “Going forward, the two segments will likely not be competing at all,” said Ascoli. “Interactive business will not, as some people previously thought, be a competitor but a key ally of retail expansion.”

At the upcoming NASPL conference in Atlantic City, GTECH will exhibit a convenience app that includes a retail locator feature. The technology has already been employed in Illinois and Indiana to show proximity to a number of retail points of sale where a consumer can purchase a lottery ticket. “We will also show how games can be delivered on mobile apps or through mobile tools when the player approaches at retail,” said Ascoli.

As example, he cited the August launch of Hoosier Lottery’s Bingo to Go solution. The Bingo to Go draw game is sold at retail, “but it can deliver the bingo experience onto a mobile device,” said Ascoli. “This is an example of interaction and convergence.”

GTECH will also introduce iBeacon for use at lottery retailers. “iBeacon is a marketing tool that we will be offering the retailer to provide push notifications or calls to action to lottery players,” said Ascoli. iBeacon could provide e-coupons at retailers or free play offers. Conceivably, players could even purchase lottery eInstant games at a retailer and then play the games on their smartphones. “This would not be interactive wagering; this would be retail wagering,” said Ascoli. “It will blur the distinction between interactive and retail. It will put people in a position to support both segments.”

Ascoli and Patel agree: The future belongs to mobile solutions. “I believe that we are going to see impressive growth in the U.S. lottery industry,” ended Patel. “I think that mobile technologies are going to drive tremendous change, and we are prepared for that.”

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:

Robert K. Vincent

GTECH S.p.A.

Corporate Communications

T: (401) 392 7452

Simone Cantagallo

GTECH S.p.A.

Media Communications

T. (+39) 06 51899030